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                                                                      EXHIBIT 20

                     [LETTERHEAD OF NETPLEX APPEARS HERE]

FOR IMMEDIATE RELEASE

               Netplex's MyBizOffice Signs Premier Co-Branding
                          Agreement with Monster.com

                    Monster.com Issued Warrants to Purchase
                         $24 Million in Netplex Stock

RESTON, Va. - May 3, 2000 - The Netplex Group, Inc. (Nasdaq: NTPL), today announced that its online business management service for independent contractors, MyBizOffice(TM) has entered into a two-year co-branding and profit sharing agreement with Monster.com, the leading global online careers site and flagship brand of TMP Worldwide, Inc. (Nasdaq: TMPW; ASX: TMP).

Under the terms of the agreement, MyBizOffice (www.mybizoffice.com) will be a
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co-branded component of the Monster Talent Market(SM) (MTM)

(talentmarket.monster.com), the world's first online, auction-style marketplace
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for free agent talent. MyBizOffice will be the prominently displayed "e-office"
for MTM and will gain access to MTM's current registry of over 175,000 independent professionals and more than 13,000 employers. MyBizOffice is a Business Services Provider (BSP) that provides comprehensive administrative and business management services for the vast and growing population of independent professionals.

As provided in the agreement, Monster.com has been issued warrants to purchase 3 million shares of Netplex stock during the engagement period, resulting in total potential Netplex proceeds of $24 million. In addition, Netplex has agreed to pay Monster.com $5 million over the two-year engagement as a minimum revenue share and slot fee. Netplex will also pay Monster.com an additional 25 to 30 percent of all gross profits, generated through this agreement, that exceed approximately $11 million during the engagement term.

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Netplex's MyBizOffice Signs Premier Co-Branding Agreement with Monster.com
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"The endorsement of MyBizOffice by the largest and most successful player in the online recruiting market reflects the many years of perfecting our service to completely fulfill our members' needs," said Netplex Chairman and CEO Gene
Zaino. "MyBizOffice, which Monster.com selected over other candidates after months of due diligence, will add value to both companies' offerings and demonstrate our shared vision of advocacy and support for the independent work force. Together, we will define a new market where independence is simplified and a contractor's next project is just a few clicks away."

"The partnership between Monster and MyBizOffice eliminates a significant portion of the administrative and time-consuming responsibilities of the independent professional contractor, making it easier than ever to become independent--and succeed," said Jeff Taylor, CEO of Monster.com. "Adding MyBizOffice's innovative e-office to Monster Talent Market reinforces our commitment to delivering the most comprehensive value-added services to our customers and the employers who rely on them."

Added Zaino, "MyBizOffice members will have access to the world's largest database of available projects and talent auctions, thus helping to maximize their revenue producing ability. Member satisfaction has always been our paramount objective; we spent the last year implementing an infrastructure for MyBizOffice that can support a significant membership increase without sacrificing our high customer service standards."

To become a member of the MyBizOffice service, independently minded professionals must complete an online enrollment application located at www.mybizoffice.com. The site also features the MyBizOffice Savings Calculator,
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which candidates can use to estimate their potential cost savings as MyBizOffice members. Members negotiate their own contracts with their clients and MyBizOffice receives a small percentage of its members' gross revenue for its full range of services. For more information, please call 877-391-TIME (8463).

About MyBizOffice
MyBizOffice, the online service of Netplex's Contractors Resources, Inc. subsidiary, is a Business Services Provider (BSP) designed to provide the financial infrastructure, resources, and business services that help professionals build careers as independent contractors. MyBizOffice serves as a "virtual corporate office" (e-office) for its member contractors by providing the services of a corporate administration staff--such as contract review, time sheet

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Netplex's MyBizOffice Signs Premier Co-Branding Agreement with Monster.com
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administration, billing and collections, online account management, liability insurance, health benefits, retirement plans, wealth-building financial strategies, and tax administration--while helping them keep abreast of developments that affect their independent life and work style.

About The Netplex Group, Inc.
The Netplex Group, Inc. (Nasdaq: NTPL) (www.netplexgroup.com) creates e-business
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solutions that combine industry-specific business strategies; interactive digital marketing; user-centric applications and data systems; and secure, high-performance Internet systems infrastructure. Netplex's complete spectrum of "industrial-strength" e-solutions positions customers to confidently take advantage of the new digital economy.

MyBizOffice, Netplex, and the Netplex logo are trademarks of The Netplex Group,
                                     Inc.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. It is possible that the assumptions made by management--including, but not limited to, those relating to contracts, awards, service offerings, market opportunities, results, performance or expectations--may not materialize. Actual results may differ materially from those projected or implied in any forward-looking statements. In addition to the above factors, other important factors include the risks associated with meeting contract performance requirements, unforeseen technical difficulties, changes in technology and standards, dependencies on key employees, availability of technical talent, dependencies on certain technologies, delays, market acceptance and competition, as well as other risks described from time to time in the Company's filings with the Securities Exchange Commission, press releases, and other communications.

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